DC

No Action
P.E. 10-07-02
1-02402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

November 19, 2002

Robert A. Rosenbaum
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, MN 55402-1498

Re: Hormel Foods Corporation
Incoming letter dated October 7, 2002

Dear Mr. Rosenbaum:

This is in response to your letter dated October 7, 2002 concerning the shareholder proposal submitted to Hormel by Adrian Dominican Sisters and Camilla Madden Charitable Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility, Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

DORSEY & WHITNEY LLP

MINNEAPOLIS
SEATTLE
NEW YORK
WASHINGTON, D.C.
DENVER
SAN FRANCISCO
LONDON
DES MOINES
ANCHORAGE
SALT LAKE CITY
FARGO
SOUTHERN CALIFORNIA

SUITE 1500
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402-1498
TELEPHONE: (612) 340-2600
FAX: (612) 340-2868
www.dorseylaw.com

JAY A. WARMUTH
Associate Attorney
(612) 340-8808
FAX (612) 340-7800
warmuth.jay@dorseylaw.com

BRUSSELS
NORTHERN VIRGINIA
TOKYO
PALO ALTO
HONG KONG
GREAT FALLS
ROCHESTER
TORONTO
MISSOULA
SHANGHAI
VANCOUVER

October 8, 2002

VIA UPS AIR

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Attn: Keir Gumbs
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Adrian Dominican Sisters and Camilla Madden Charitable Trust

Dear Mr. Gumbs:

As noted in my facsimile of October 7, 2002 and in accordance with Rule 14a-8(j), enclosed please find (i) the originally executed no-action request of Hormel Foods Corporation in connection with the above-referenced matter, (ii) six copies of each of the Proposal and the no-action request and (iii) copies of correspondence related to the Proposal. In addition, we request that you please file stamp the no-action request which you received via facsimile (dated October 7, 2002) and return such file-stamped copy in the enclosed postage-prepaid envelope.

Should you have any questions, please contact me at (612) 340-8808.

Sincerely,

Jay A. Warmuth

DORSEY & WHITNEY LLP

MINNEAPOLIS
SEATTLE
NEW YORK
WASHINGTON, D.C.
DENVER
SAN FRANCISCO
LONDON
DES MOINES
ANCHORAGE
SALT LAKE CITY
FARGO
SOUTHERN CALIFORNIA

SUITE 1500
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402-1498
TELEPHONE: (612) 340-2600
FAX: (612) 340-2868
www.dorseylaw.com

BRUSSELS
NORTHERN VIRGINIA
TOKYO
PALO ALTO
HONG KONG
GREAT FALLS
ROCHESTER
TORONTO
MISSOULA
SHANGHAI
VANCOUVER

Robert A. Rosenbaum
(612) 340-5681
FAX (612) 340-7800
rosenbaum.robert@dorseylaw.com

October 7, 2002

RECEIVED
2002 OCT -9 PM 3:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FACSIMILE AND UPS 2ND DAY AIR

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Adrian Dominican Sisters and Camilla Madden Charitable Trust

Ladies and Gentlemen:

Hormel Foods Corporation, a Delaware corporation (the "Company"), has received a shareholder proposal dated August 7, 2002 (the "Proposal"), from the Adrian Dominican Sisters and the Camilla Madden Charitable Trust (together, the "Proponents") for inclusion in the Company's proxy statement for its 2003 annual meeting of shareholders (the "2003 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(3), Rule 14a-8(i)(6) and/or Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed are an additional copy of this letter, which we request to have file stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal.

As required by Rule 14a-8(j), a copy of this letter also is being sent to each of the Proponents as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

I. The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") review the Company's standards regarding use of antibiotics by its meat suppliers and report to shareholders by January 2004. The Proponents' supporting statement urges that the Board's report to shareholders (i) identify the amount of antibiotics used, and for what purposes, by the Company's suppliers and (ii) enact a plan to source livestock grown without the nontherapeutic use of medically important antibiotics.

II. Grounds for Exclusion

The Company believes that the Proposal properly may be omitted from the Company's proxy materials for the 2003 Annual Meeting because (i) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act (Rule 14a-8(i)(3)), (ii) the Company lacks the power to implement the Proposal (Rule 14a-8(i)(6)) and (iii) the Proposal relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)).

A. The Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act.

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that: "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. *See, e.g.*, Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 13, 2001); Comshare, Incorporated (August 23, 2000); Tri-Continental Corporation (March 14, 2000). The Staff has also on many occasions found that a company could properly omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. *See e.g.*, Sysco Corporation (September 4, 2002); American Standard Companies, Inc. (March 18, 2002); Emerson Electric Co. (October 27, 2000); National Fuel Gas Company (November 18, 1999); Exxon Baldwin Corporation (February 20, 1998). Moreover, Staff Legal Bulletin No. 14 (July 13, 2001) states that "in drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact." Staff Legal Bulletin No. 14 also states that shareholders "should provide factual support for statements in the proposal and supporting statement."

1. The Proposal is misleading as it implies that, as a matter of fact, the use of antibiotics by meat suppliers presents health risks. The Proposal's reference to studies, reports and concerns is intended to mislead and frighten shareholders into voting for the Proposal when, in fact, the Proposal contains no facts supporting its implications that the use of antibiotics by meat suppliers poses health risks to consumers. For example, the Proposal references "a large-scale outbreak of antibiotic resistant strep throat" without citation to supporting evidence that such occurrence was linked to, or caused by, the use of antibiotics by our meat suppliers or in animal food production generally. In fact, the Proposal makes no citation in support thereof, so it is not even possible to corroborate the occurrence of the outbreak or to determine if it at all relates to the Company's products or processes. In addition, the Proposal makes the broad, unsubstantiated claim that "there is concern about the transfer of antimicrobial-resistant genes from bacteria in food animals to intestinal microflora of humans" without explanation and without citation to any source. The Proponents do not explain the meaning of "intestinal microflora of humans," how the transfer of "antimicrobial-resistant genes" occurs, the source of the "concern," or whether the "concern" is subject to any uncertainties or caveats. The Proponents also fail to describe, or provide any supporting evidence regarding, how the assertion relates to the Company's practices. Moreover, the Proponents fail to cite to any source for their statement regarding the common use of antibiotics in poultry, swine and beef production and human medicine or for their assertion that as much as 50% of "antimicrobials produced in the United States are administered to animals, primarily for subtherapeutic purposes." Again, without citation to a source, it is impossible to corroborate the statements or to determine their relation to the Company's practices.

The United States Food and Drug Administration (the "FDA"), the primary federal agency overseeing the safety of food and drugs in the United States, has had a process in place for reviewing and monitoring the use of antibiotics to grow livestock since the 1970s. *See*, Federal Register, September 13, 2002 (Volume 67, No. 178). In addition, in 1996, the Centers for Disease Control and Prevention, the United States Department of Agriculture and the FDA established the AntiMicrobial Monitoring System to monitor prospectively changes in antimicrobial resistance. *See*, Report in NARMS Publications entitled "National Surveillance for Antibiotic Resistance in Zoontic Enteric Pathogens." The full text of this report may be found at www.cdc.gov/narms/pub/publications/tollefson_1_1/tollefson_1_1.htm. Furthermore, all producers of animal food must comply with mandatory minimum withdrawal times whereby the producers must stop using certain antibiotics in animal feed a specified minimum number of days before slaughter. *See*, Code of Federal Regulations, Chapter 21, Part 558.

Despite these facts, the Proponents strongly imply that, as a factual matter, the use of antibiotics to grow animal food presents health risks to humans and that the issue is not being monitored by the FDA. While some people may have general concerns with the use of medically important antibiotics to grow livestock, the actions of the FDA suggest that this type of use is safe if its regulations are followed. Without noting the differences of opinion, the implication that the use of antibiotics to grow animal food presents health risks would be materially misleading to the Company's shareholders were it to appear in the proxy materials for the 2003 Annual Meeting.

2. The Proposal is misleading because it fails to address the effects of its implementation on the Company. The Proposal fails to advise shareholders of the serious competitive disadvantage the Company would face with the full adoption of the Proposal. Full implementation of the Proposal would ultimately require the Company to source livestock grown without the use of medically important antibiotics. The Proponents point to only two meat producers in the United States who have adopted policies against the use of antibiotics. As noted by the Proponents, these two meat producers indicated that they would only stop using medically important antibiotics to produce growth in chickens. Although some of the Company's products contain chicken, the vast majority of the Company's products consist primarily of pork, beef and turkey. If the Proposal were fully implemented, the Company would be forced to curtail severely the number and kind of products it manufactures. The Company's competitors, not bound by such a proposal, would not be required to cut back on the number or kind of products they produce, and therefore the Company could be placed at a severe competitive disadvantage.

In addition, the Proposal does not address the costs its implementation would cause the Company to incur. The Company uses numerous beef and pork suppliers in the making of its products. The Proposal would have the Company identify the amount of antibiotics used, and for what purposes, by each of its beef and pork suppliers with respect to each animal raised by the suppliers for food production. The Proposal does not limit this inquiry to specific types of antibiotics or to a specific use. Instead, the Proposal would require the Company to identify each and every use of antibiotics by each and every one of its beef and pork suppliers. The amount of time and resources this inquiry might take is not insignificant.

If the Proposal were to be included in the Company's proxy materials, the omissions with respect the effect of compliance on the Company and to cost would mislead the Company's shareholders as to material matters.

3. The Proposal is also misleading in that it implies that the FDA does not currently regulate the use of antibiotics in animal food production. The Proponents state that "the Food and Drug Administration does not currently require reports on amounts of antibiotics in animal agriculture." As noted above, however, the FDA has been monitoring the use of antibiotics in connection with the growth of animal food since the 1970s. Also as noted above, Code of Federal Regulations, Chapter 21, Part 558 sets forth numerous regulations regarding the use of antibiotics in animal feed. If the Proposal were included in the proxy materials for the 2003 Annual Meeting, it would be materially misleading to the Company's shareholders because it implies that the FDA does not monitor or regulate this issue.

4. The Proposal is unclear as to what type of antibiotics it relates. The Proposal is significantly vague and flawed because it does not define or describe what antibiotics should be the subject of the Board's report. The language of the Proposal itself contemplates that the Board report on the use of all antibiotics by its meat suppliers; whereas, the supporting statement implies that the Proposal relates only "nontherapeutic" uses of "medically important" antibiotics. In addition, we are informed by the Company that food safety regulations speak only in terms of therapeutic and subtherapeutic uses of antibiotics. The term "nontherapeutic" is not contemplated by the food safety regulations and is imprecise as to what type of use it is referring. Furthermore, there are numerous antibiotics currently in use by the Company's meat suppliers.

Consider the following example: A hog producer has an outbreak of a common virus in its hog supply. The hog producer uses antibiotics to stop the spread of the virus in its hog supply and treat those hogs already infected. While it is apparent that the hog producer has used antibiotics, the language of the Proposal leaves unclear whether the Proponents would have the Company include this type of use in its report. This type of example applies to other uses of antibiotics by meat suppliers, including, no doubt, those meat suppliers whose actions are favorably cited by the Proponents. If the Proposal were presented in the Company's 2003 proxy materials, its expansiveness may not be fully appreciated by the Company's shareholders and could mislead the shareholders.

As discussed above, the Proposal is exceedingly vague and materially misleading. The Proposal uses scare tactics, omits to state many material facts necessary to make the Proposal not misleading and fails to substantiate many of its assertions. The Proposal would mislead the Company's shareholders were it to be included in the proxy materials for the 2003 Annual Meeting. Consequently, the Company has concluded that it may omit the Proposal from its proxy materials for the 2003 Annual Meeting in accordance with Rule 14a-8(i)(3).

B. The Company lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal "if the company would lack the power or authority to implement the proposal."

1. Full implementation of the Proposal would be impossible with respect to purchases of pork as the Company is contractually obligated to purchase pork from suppliers who use antibiotics to foster health in their livestock. The Company obtains its pork supply pursuant to existing contracts. Many of these contracts are long-term commitments and may only be terminated by the Company upon a breach of the contract by the other party thereto. The use of antibiotics by a pork supplier in compliance with current FDA regulations is not a breach of any existing contract, and therefore the Company does not have the ability to terminate any existing contract with a pork supplier for that reason. Indeed, the termination of these contracts by the Company for such a reason would be a breach on the Company's part. The Staff has consistently found that a company may exclude shareholder proposals, in whole or in part, that cause a company to breach its existing contractual obligations. *See e.g.*, Liz Claiborne, Inc. (March 18, 2002); Duke Energy Corporation (January 16, 2002); NetCurrents, Inc. (June 1, 2001); Putnam High Income Convertible and Bond Fund (April 6, 2001); Whitman Corp. (February 15, 2001); Texas Meridian Res. Corp. (March 18, 1996); International Bus. Mach. Corp. (December 15, 1995). Because the Proposal would ultimately require the Company to terminate existing contracts for the supply of meat, the Company lacks the power to implement the Proposal.

2. Full implementation of the Proposal would be impossible as, to the Company's knowledge, there currently are not enough commercial beef and pork suppliers in the United States who produce livestock grown without the use of any antibiotics. If the Proposal were fully implemented, the Company would ultimately be required to produce only those products made without livestock treated with medically important antibiotics. As noted above, the Proponents point to only two meat producers in the United States who have adopted policies against the use of medically important antibiotics, and these producers only grow chickens. The vast majority of the Company's products consist of pork, beef and turkey, not chicken. The Company is not aware of any commercially significant beef or pork suppliers who have adopted policies against the use of medically important antibiotics to grow their livestock. In fact, in a recent survey conducted by the United States Department of Agriculture's National Animal Health Monitoring System, ninety-two percent of the hog producers polled indicated that antibiotics were used to foster health in their livestock. *See*, "Preventitive Practices in Swine: Administration of Iron and Antibiotics," prepared by the United States Department of Agriculture's Animal and Plant Health Inspection Service (March 2002). Because the Company cannot obtain the proper amount of beef or pork grown without the use of medically important antibiotics, the Company lacks the power to implement the Proposal.

3. The vagueness and impracticality of the Proposal would make it impossible for the Company to implement the Proposal if it were adopted. As discussed above, the Proposal is unclear as to which antibiotics, and uses thereof, it relates. As a result, the Proposal would have the Company document virtually any use of any antibiotic by the Company's meat suppliers in connection with the growth of their livestock. The Company lacks the authority to force its beef and pork suppliers to divulge each and every use of antibiotics by them in connection with the production of the Company's beef and pork supply. Because the Company would not be able to document and report on each and every use of antibiotics by its beef and pork suppliers, the Company lacks the power to implement the Proposal.

C. The Proposal relates to the conduct of the ordinary business operations of the Company.

Under Rule 14a-8(i)(7) under the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. In Exchange Act Release No. 34-20091 (August 16, 1983), the Staff also established that where the subject matter of a proposed report involves a matter of ordinary business, the proposal is also considered to related to the ordinary business operations of the company.

In addition, we acknowledge that, in Exchange Act Release No. 34-40018 (May 21, 1998), the Staff noted that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The Company believes, however, that such exception to Rule 14a-8(i)(7) is unwarranted with respect to the Proposal.

1. The Proposal relates to management's ability to run the Company on a day-to-day basis. The Proposal requests the Board to prepare what could be an extremely detailed and technical report on the Company's ongoing, day-to-day selection of resources and products it sells. For many years, the Company's activities in this regard have been regulated by federal, state and local regulations in the food safety area. Compliance with those laws and regulations is a part of the day-to-day business of the Company as it endeavors to produce safe, healthy products. The Company has a staff devoted to compliance with food safety regulations.

In numerous instances, the Staff has concluded that proposals related to compliance with government statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). In Willamette Industries, Inc. (March 20, 2001), for example, the Staff concurred that a proposal requiring an annual report detailing the company's environmental compliance program, those responsible for enforcing compliance at the company and facts regarding the financial impact of compliance could be omitted from its proxy materials in accordance with Rule 14a-8(i)(7) because the subject of the report (i.e., evaluation of risk) related to its ordinary business. In addition, the Staff concurred with Duke Power Company's conclusion that it could exclude a similar shareholder proposal because compliance with government regulations was considered part of the company's ordinary business operations. Duke Power Company (February 1, 1988). *See also,* Allstate Corporation (February 16, 1999).

Moreover, the ability to make decisions as to the supplies to be purchased and the products to be sold requires business judgment regarding allocation of corporate resources and is fundamental to management's ability to control the day-to-day operations of the Company, and therefore is not an appropriate subject for a shareholder proposal. Decisions concerning the suppliers from whom the Company purchases supplies and the selection of products it sells are outside the knowledge and expertise of shareholders as a group. Previously, companies have regularly received the Staff's assurance that no action would be taken if proposals similar to the Proposal were omitted from proxy materials. For example, the Staff found that proposals dealing with food irradiation could be excluded because they dealt with "the choice of products and supplies used in the preparation of its products." Borden, Inc. (November 30, 1989); *See also,* The Kroger Co. (March 23, 1992). The Staff also allowed McDonalds Corp. to exclude a proposal that McDonald's use only vegetable oil when preparing its products due to health concerns. The Staff stated that the selection of "food preparation methods" was a matter relating to ordinary business operations. McDonald's Corp. (March 24, 1992). Again, the Staff relied on Rule 14a-8(i)(7) when it allowed H.J. Heinz to exclude a proposal that the company stop using food coloring despite the assertion in a report by the American Academy of Pediatrics that the food coloring was suspected of causing a large number of serious adverse reactions in children. H.J. Heinz (June 2, 1999).

Food irradiation, the choice of cooking oil and food coloring have all been found by the Staff to be within the ordinary business operations of a company. In making those determinations, the Staff implicitly recognized that the regulation of food and food preparation is a function assigned to the FDA and that those companies, like the Company, merely provide access to products approved by the FDA to a broad spectrum of the American population. This situation is no different. The discretionary authority to select certain types of ingredients and supplies, including livestock that has been grown with the use of antibiotics, that comply with FDA regulations should reside with the Company's management rather than its shareholders.

2. The Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. The determination, testing and evaluation of livestock grown with the use of antibiotics is extremely complex and scientific. The relevant food safety regulations are also complex and their actual application to a company's operations can be subject to varying interpretations. The average shareholder, who presumably lacks training in biochemistry, would have difficulty evaluating the scientific data associated with the analysis of compliance with food safety regulations, the use of antibiotics to grow livestock and the suitability of alternatives. For any number of reasons, the Company's management is greatly concerned with the safety of its meat supply and the products it sells. We do not doubt that the Company's shareholders share these same concerns. The Company's management, however, is better equipped than its shareholders, who meet only once each year, to deal with these complex matters.

3. The Proposal does not raise significant social policy concerns tied directly to the Company's operations under the "ordinary business" analysis. Merely because a shareholder proposal deals with a subject that may touch on a social policy issue does not mean that it may not be excluded if it encroaches on a company's ordinary business operations. While general health and safety concerns are obviously significant social policy issues, the Proponents have provided no evidence that the Company's day-to-day practices relate at all to human health risks. The Proposal merely requests that the Board's report identify the Company's ordinary business operations regarding its selection of meat suppliers. The Company has informed us that its products currently comply with all relevant food safety regulations. Therefore, a report to shareholders confirming the same would be of no value to any shareholder. Moreover, the Company's choice of meat suppliers itself does not raise a significant social policy consideration, nor, to our knowledge, is it a topic of widespread public debate.

The Proposal clearly deals with issues and considerations that involve the Company's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control. Therefore, the Company has concluded that it may omit the Proposal from its proxy materials for the 2003 Annual Meeting in accordance with Rule 14a-8(i)(7).

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2003 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials. If the Staff has any questions or comments regarding this filing, please contact any of the undersigned, at (612) 340-5681, Jay A. Warmuth of this firm, at (612) 340-5681, or James W. Cavanaugh, Associate General Counsel of the Company, at (507) 437-5220.

Thank you for your consideration.

Sincerely,

Robert A. Rosenbaum

cc: Adrian Dominican Sisters
Camilla Madden Charitable Trust
James W. Cavanaugh, Esq.
Jay A. Warmuth, Esq.

CAMILLA MADDEN
CHARITABLE TRUST

1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

RECEIVED
2002 OCT -9 PM 4:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 7, 2002

Joel W. Johnson, Chair and CEO
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

Dear Mr. Johnson:

Out of concern for the growing public health issue of antibiotic resistant bacteria, and the role that the use of antibiotics in animal husbandry plays in this phenomenon, the Camilla Madden Charitable Trust, beneficial owners of Hormel stock, submits the enclosed resolution which asks the Board *to review the Company's standards regarding of use of antibiotics by its meat suppliers and report to shareholders by January 2004*, for inclusion in the 2002 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We do this in conjunction with the Adrian Dominican Sisters and would appreciate indication in the proxy statement that the Camilla Madden Charitable Trust is a co-sponsor of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We enclose verification of ownership. We have held over $2,000 worth of stock for over a year and will continue to hold shares in the company through the stockholders meeting.

In collaboration with the Adrian Dominican Sisters, we welcome dialogue with the corporation on this issue.

Sincerely yours,

Margaret Weber

Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility, Adrian Dominican Sisters
517-266-3521

REPORT ON use of Antibiotics
Hormel

RESOLVED: Shareholders request that our Board review the Company's standards regarding of use of antibiotics by its meat suppliers and report to shareholders by January 2004.

Supporting Statement

There is growing concern about the increasing resistance of bacteria to antibiotics that are medically important for humans:

- Many antibiotics used in poultry, swine and beef production are also used in human medicine. A large portion of antimicrobials produced in the United States, estimated as high as 50%, are administered to animals, primarily for subtherapeutic purposes.
- Three studies in the Oct. 2001 *New England Journal of Medicine* indicate the links between antibiotic overuse and drug-resistant bacteria found in meat and poultry products.
- The Alliance for the Prudent Use of Antibiotics' report *Facts about Antimicrobials in Animals and the Impact on Resistance* (FAAIR) concluded that "the elimination of nontherapeutic use of antimicrobials in food animals and in agriculture will lower the burden of antimicrobial resistance in the environment, with consequent benefits to human and animal health." (June 1, 2002 issue of *Clinical Infectious Diseases*)
- There is concern about the transfer of antimicrobial-resistant genes from bacteria in food animals to intestinal microflora of humans.
- In Pittsburgh a large-scale outbreak of antibiotic resistant strep throat occurred in April 2002.
- In Feb. 2002, Perdue Farms and Foster Farms announced they would stop using medically important antibiotics to produce growth in chickens.
- The Food and Drug Administration does not currently require reports on amounts of antibiotics in animal agriculture.

We urge that this report:

1) *Identity the amount of antibiotics used, and for what purpose, by Hormel's suppliers.*
2) *Enact a plan to source livestock grown without the nontherapeutic use of medically important antibiotics.*

We believe that in undertaking this review and policy adoption, Hormel will address issues of public health and brand name loyalty in the marketplace.

8.7.02

Comerica

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

June 27, 2002

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

RE: CAMILLA MADDEN CHARITABLE TRUST - GARDNER
ACCOUNT #02-01-100-0291659

Dear Ms. Weber :

In regard to your request for a verification of holdings, the above referenced account currently holds 14,850 shares of Hormel Foods Corp common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Carolina Morga

Carolina Morga
Client Administration/Master Trust
(313) 222-3116

TA11 ____ __ AC 0291659 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 ____________________ MG I___ K2 ____________________ ____ ID
06/27 08:10

- LOT DETAIL -

CAMILLA MADDEN CHAR TR-GARDNER HORMEL FOODS CORP

PRIN CASH	2,643,463.77	PRICE	23.85000 06/26/02
YTD ST GL	.00	INC RATE	.390000000
YTD MT GL	.00	WRITE DOWN 2 LIFO	
YTD LT GL	171,931.86	INV 673 GARDNER INVESTMENTS	
ADM 001 DAN MOLNAR		RS 12 WH 12 UNT	14,850.0000

ACQ-DT	LOT-NO	CB	INVEST	FED/STATE	UNITS/COST	UNREALIZED
04/04/00	2000095000	0		61,940.00	4,000.0000	33,460 P
					15.485	
07/11/00	2000193000	0		96,975.00	6,000.0000	46,125 P
					16.163	
08/28/00	2000241000	0		76,984.53	4,850.0000	38,687 P
					15.873	
*** TOTAL ***				235,899.53	14,850.0000	118,272 P
			235,897.69		15.885	

Comerica

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

June 27, 2002

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

RE: CAMILLA MADDEN SHAREHOLDER
ACCOUNT #02-01-100-0724931

Dear Ms. Weber :

In regard to your request for a verification of holdings, the above referenced account currently holds 150 shares of Hormel Foods Corp common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Carolina Morga

Carolina Morga
Client Administration/Master Trust
(313) 222-3116

```
TA11 ____ __ AC 0724931 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 ____________________ MG I___ K2 ____________________               ____ ID
06/27                                                                    08:13
                          - LOT DETAIL -
CAMILLA MADDEN - SHAREHOLDER           HORMEL FOODS CORP

PRIN CASH         8,970.22             PRICE          23.85000   06/26/02
YTD ST GL        25,000.51             INC RATE          .390000000
YTD MT GL              .00             WRITE DOWN 2 LIFO
YTD LT GL         1,021.64             INV 176 DIRECTED BY CUSTOMER
ADM 001 DAN MOLNAR                     RS 12  WH 12 UNT          150.0000
 ACQ-DT     LOT-NO    CB     INVEST   FED/STATE       UNITS/COST    UNREALIZED
08/28/00  2000241000  0                2,380.95          150.0000        1,196 P
                                                          15.873

  *** TOTAL ***         2,380.95
```

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax
Portfolio Advisory Board

RECEIVED
2002 OCT -9 PM 3:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 7, 2002

Joel W. Johnson, Chair and CEO
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

Dear Mr. Johnson:

Over the past several months, the Adrian Dominican Sisters, beneficial owners of Hormel stock, have corresponded with Hormel about the use of antibiotics in animal husbandry. We have raised the public health issues arising from the loss of effectiveness of antibiotics used to treat human illnesses. We have highlighted that the Center for Disease Control and Prevention notes that overuse of antibiotics in animal agriculture is a major factor in the development of antibiotic resistance in food-borne bacteria such as salmonella and campylobacter. While the Food and Drug Administration has a primary role in regulating the use and disclosure of use of drugs, the private sector also has a role to play in addressing this growing public health issue.

The company's response has emphasized compliance with all federal regulations, but thus far the company has not indicated what measures it is taking to monitor the antibiotic use by its meat supplier, or what steps if any the company is taking to source livestock from suppliers that do not use subtherapeutic use of antibiotics.

Because this is a growing public health issue, one that impacts the long-term reputation and well being of the company, the Adrian Dominican Sisters, beneficial owners of Hormel stock, submit the enclosed resolution which asks the Board *to review the Company's standards regarding of use of antibiotics by its meat suppliers and report to shareholders by January 2004*, for inclusion in the 2002 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934, for consideration by Hormel shareholders. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a sponsor of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We enclose verification of ownership. We have held over $2,000 worth of stock for over a year and will continue to hold shares in the company through the stockholders meeting.

As is the tradition of the Adrian Dominican Sisters, we welcome substantive dialogue with the corporation on this issue.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
517-266-3521

REPORT ON use of Antibiotics
Hormel

RESOLVED: Shareholders request that our Board review the Company's standards regarding of use of antibiotics by its meat suppliers and report to shareholders by January 2004.

Supporting Statement

There is growing concern about the increasing resistance of bacteria to antibiotics that are medically important for humans:

- Many antibiotics used in poultry, swine and beef production are also used in human medicine. A large portion of antimicrobials produced in the United States, estimated as high as 50%, are administered to animals, primarily for subtherapeutic purposes.
- Three studies in the Oct. 2001 *New England Journal of Medicine* indicate the links between antibiotic overuse and drug-resistant bacteria found in meat and poultry products.
- The Alliance for the Prudent Use of Antibiotics' report *Facts about Antimicrobials in Animals and the Impact on Resistance* (FAAIR) concluded that "the elimination of nontherapeutic use of antimicrobials in food animals and in agriculture will lower the burden of antimicrobial resistance in the environment, with consequent benefits to human and animal health." (June 1, 2002 issue of *Clinical Infectious Diseases*)
- There is concern about the transfer of antimicrobial-resistant genes from bacteria in food animals to intestinal microflora of humans.
- In Pittsburgh a large-scale outbreak of antibiotic resistant strep throat occurred in April 2002.
- In Feb. 2002, Perdue Farms and Foster Farms announced they would stop using medically important antibiotics to produce growth in chickens.
- The Food and Drug Administration does not currently require reports on amounts of antibiotics in animal agriculture.

We urge that this report:

1) *Identity the amount of antibiotics used, and for what purpose, by Hormel's suppliers.*
2) *Enact a plan to source livestock grown without the nontherapeutic use of medically important antibiotics.*

We believe that in undertaking this review and policy adoption, Hormel will address issues of public health and brand name loyalty in the marketplace.

8.7.02

Comerica

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

June 27, 2002

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

RE: ADRIAN DOMINICAN SISTERS - EQUITY - GARDNER
ACCOUNT #02-01-100-0291667

Dear Ms. Weber :

In regard to your request for a verification of holdings, the above referenced account currently holds 39,850 shares of Hormel Foods Corp common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Carolina Morga

Carolina Morga
Client Administration/Master Trust
(313) 222-3116

TA12 ____ ___ AC 0291667 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 819972200001 MG I___ K2 ____________________ ____ ID
06/27 08:11

- LOT DETAIL -

ADRIAN DO SIS-EQUITY-GARDNER HORMEL FOODS CORP

PRIN CASH 1,980,576.19 PRICE 23.85000 06/26/02
YTD ST GL 66,452.69- INC RATE .390000000
YTD MT GL .00 WRITE DOWN 2 LIFO
YTD LT GL 1,786,821.67 INV 673 GARDNER INVESTMENTS
ADM 001 DAN MOLNAR RS 12 WH 12 UNT 39,850.0000

ACQ-DT	LOT-NO	CB	INVEST	FED/STATE	UNITS/COST	UNREALIZED
01/01/97	1997001000	0		251,000.00	20,000.0000 12.550	226,000 P
06/12/97	1997163000	0		129,150.00	10,000.0000 12.915	109,350 P
08/04/97	1997216000	0		46,560.00	3,200.0000 14.550	29,760 P
08/06/97	1997218000	0		32,010.00	2,200.0000 14.550	20,460 P

* * * CONTINUED ON NEXT PAGE * * *

```
TA11 ____ __ AC 0291667 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 __________________ MG I___ K2 ___________________                  ____ ID
06/27                                                                     08:11
                         - LOT DETAIL -
ADRIAN DO SIS-EQUITY-GARDNER            HORMEL FOODS CORP

PRIN CASH     1,980,576.19              PRICE           23.85000   06/26/02
YTD ST GL        66,452.69-             INC RATE          .390000000
YTD MT GL              .00              WRITE DOWN 2 LIFO
YTD LT GL     1,786,821.67              INV 673 GARDNER INVESTMENTS
ADM 001 DAN MOLNAR                      RS 12  WH 12 UNT          39,850.0000
 ACQ-DT      LOT-NO    CB     INVEST    FED/STATE      UNITS/COST    UNREALIZED
08/08/97  1997220000  0                 64,747.50       4,450.0000       41,385 P
                                                           14.550
  *** TOTAL ***                        523,467.50      39,850.0000      426,955 P
                         523,678.81                        13.136
```

Comerica

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

June 27, 2002

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

**RE: ADRIAN DOMINICAN SISTERS - EQUITY - JURIKA
ACCOUNT #02-01-100-0291683**

Dear Ms. Weber :

In regard to your request for a verification of holdings, the above referenced account currently holds 26,400 shares of Hormel Foods Corp common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Carolina Morga

Carolina Morga
Client Administration/Master Trust
(313) 222-3116

TA11 ____ __ AC 0291683 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 ____________________ MG I___ K2 ____________________ ____ ID
06/27 08:11

- LOT DETAIL -

ADRIAN DOM SIS-EQUITY-JURIKA HORMEL FOODS CORP

PRIN CASH	728,286.29	PRICE	23.85000 06/26/02
YTD ST GL	216,490.82-	INC RATE	.390000000
YTD MT GL	.00	WRITE DOWN 2 LIFO	
YTD LT GL	997,816.01	INV 740 JURIKA AND VOYLES INVESTMENT MG	
ADM 001 DAN MOLNAR		RS 12 WH 12 UNT	26,400.0000

ACQ-DT	LOT-NO	CB	INVEST	FED/STATE	UNITS/COST	UNREALIZED
01/26/99	1999026000	0		180,880.00	11,200.0000	86,240 P
					16.150	
02/15/00	2000046000	0		163,560.00	9,400.0000	60,630 P
					17.400	
04/04/00	2000095000	0		89,182.54	5,800.0000	49,147 P
					15.376	
*** TOTAL ***				433,622.54	26,400.0000	196,017 P
			426,071.21		16.425	

Comerica

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

June 27, 2002

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

**RE: ADRIAN DOMINICAN SISTERS - PATRIMONY - JURIKA
ACCOUNT #02-01-100-0291706**

Dear Ms. Weber :

In regard to your request for a verification of holdings, the above referenced account currently holds 11,400 shares of Hormel Foods Corp common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Carolina Morga

Carolina Morga
Client Administration/Master Trust
(313) 222-3116

TA12 ____ __ AC 0291706 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 899999888888 MG I___ K2 ____________________ ____ ID
06/27 08:11

- LOT DETAIL -

ADRIAN DOM SIS-PATRIMONY-JURIKA HORMEL FOODS CORP

PRIN CASH	250,083.12	PRICE	23.85000	06/26/02
YTD ST GL	30,810.47-	INC RATE	.390000000	
YTD MT GL	.00	WRITE DOWN 2 LIFO		
YTD LT GL	294,383.51	INV 740 JURIKA AND VOYLES INVESTMENT MG		
ADM 001 DAN MOLNAR		RS 12 WH 12 UNT	11,400.0000	

ACQ-DT	LOT-NO	CB	INVEST	FED/STATE	UNITS/COST	UNREALIZED
01/26/99	1999026000	0		61,370.00	3,800.0000 16.150	29,260 P
02/15/00	2000046000	0		62,640.00	3,600.0000 17.400	23,220 P
04/04/00	2000095000	0		32,290.23	2,100.0000 15.376	17,794 P
01/28/02	2002028000	0		49,776.39	1,900.0000 26.198	4,461-P

* * * CONTINUED ON NEXT PAGE * * *

```
TA11 ____ __ AC 0291706 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 ____________________ MG I___ K2 ____________________                 ____ ID
06/27                                                                        08:11
                        - LOT DETAIL -
ADRIAN DOM SIS-PATRIMONY-JURIKA         HORMEL FOODS CORP

PRIN CASH        250,083.12             PRICE           23.85000   06/26/02
YTD ST GL         30,810.47-            INC RATE           .390000000
YTD MT GL               .00             WRITE DOWN 2 LIFO
YTD LT GL        294,383.51             INV 740 JURIKA AND VOYLES INVESTMENT MG
ADM 001 DAN MOLNAR                      RS 12  WH 12 UNT          11,400.0000
 ACQ-DT     LOT-NO    CB     INVEST    FED/STATE       UNITS/COST    UNREALIZED
   *** TOTAL ***      0               206,076.62      11,400.0000       65,813 P
                  203,440.38                              18.077
```

Comerica

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

June 27, 2002

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

RE: ADRIAN DOMINICAN SISTERS - MINISTRY - JURIKA
ACCOUNT #02-01-100-0291714

Dear Ms. Weber :

In regard to your request for a verification of holdings, the above referenced account currently holds 14,200 shares of Hormel Foods Corp common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Carolina Morga

Carolina Morga
Client Administration/Master Trust
(313) 222-3116

TA12 ____ __ AC 0291714 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 899999888888 MG I___ K2 ____________________ ____ ID
06/27 08:12

- LOT DETAIL -

ADRIAN DOM SIS-MINISTRY-JURIKA HORMEL FOODS CORP

PRIN CASH	903,132.78	PRICE	23.85000	06/26/02
YTD ST GL	60,875.48-	INC RATE	.390000000	
YTD MT GL	.00	WRITE DOWN 2 LIFO		
YTD LT GL	222,869.98	INV 740 JURIKA AND VOYLES INVESTMENT MG		
ADM 001 DAN MOLNAR		RS 12 WH 12 UNT	14,200.0000	

ACQ-DT	LOT-NO	CB	INVEST	FED/STATE	UNITS/COST	UNREALIZED
03/05/97	1997064000	0		108,818.51	8,200.0000 13.271	86,751 P
02/15/00	2000046000	0		3,480.00	200.0000 17.400	1,290 P
04/04/00	2000095000	0		53,817.05	3,500.0000 15.376	29,657 P
01/28/02	2002028000	0		60,255.63	2,300.0000 26.198	5,400-P

* * * CONTINUED ON NEXT PAGE * * *

TA11 ____ __ AC 0291714 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 ____________________ MG I___ K2 ____________________ ____ ID
06/27 08:12

- LOT DETAIL -

ADRIAN DOM SIS-MINISTRY-JURIKA HORMEL FOODS CORP

PRIN CASH	903,132.78	PRICE	23.85000 06/26/02
YTD ST GL	60,875.48-	INC RATE	.390000000
YTD MT GL	.00	WRITE DOWN 2 LIFO	
YTD LT GL	222,869.98	INV 740 JURIKA AND VOYLES INVESTMENT MG	
ADM 001 DAN MOLNAR		RS 12 WH 12 UNT	14,200.0000

ACQ-DT	LOT-NO	CB	INVEST	FED/STATE	UNITS/COST	UNREALIZED
*** TOTAL ***		0		226,371.19	14,200.0000	112,298 P
		231,881.72			15.942	

Comerica

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

June 27, 2002

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

RE: ADRIAN DOMINICAN SISTERS - SHAREHOLDER ACCOUNT ACCOUNT #02-01-100-0291730

Dear Ms. Weber :

In regard to your request for a verification of holdings, the above referenced account currently holds 150 shares of Hormel Foods Corp common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Carolina Morga

Carolina Morga
Client Administration/Master Trust
(313) 222-3116

```
TA11 ____ __ AC 0291730 BK 02 01 100 AS __ 440452100 NA ______ ______ TH ______
K1 ____________________ MG I___ K2 ____________________           ____ ID
06/27                                                                  08:12
                        - LOT DETAIL -
ADRIAN DOM SIS-SHAREHOLDER ACT          HORMEL FOODS CORP

PRIN CASH       83,145.76               PRICE          23.85000   06/26/02
YTD ST GL       15,374.64-              INC RATE        .390000000
YTD MT GL             .00               WRITE DOWN 2 LIFO
YTD LT GL        3,176.69-              INV 176 DIRECTED BY CUSTOMER
ADM 001 DAN MOLNAR                      RS 12  WH 12 UNT            150.0000
 ACQ-DT     LOT-NO    CB     INVEST    FED/STATE       UNITS/COST   UNREALIZED
08/08/97  1997220000  0                 1,971.15         150.0000      1,606 P
                                                          13.141
  *** TOTAL ***        1,971.15
```

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hormel Foods Corporation
Incoming letter dated October 7, 2002

The proposal requests that the board of directors review Hormel's standards for the use of antibiotics by its meat suppliers and provide a report to the shareholders by January 2004.

There appears to be some basis for your view that Hormel may exclude the proposal under rule 14a-8(i)(7), as relating to Hormel's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Hormel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Hormel relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor